Morgan Stanley Select Dimensions Investment Series

522 Fifth Avenue

New York, NY 10036

March 30, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Michael L. Kosoff

Re:	Morgan Stanley Select Dimensions Investment Series
(File No. 033-54047; 811-7185)

Dear Mr. Kosoff:

In response to your oral comments on March 24, 2010, below please find the fee tables and corresponding footnotes for each portfolio of Morgan Stanley Select Dimensions Investment Series.

FEE TABLES:

Balanced Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.52%
Distribution and service (12b-1) fees	None
Other expenses	0.31%
Total annual Portfolio operating expenses	0.83%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.52%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.31%
Total annual Portfolio operating expenses	1.08%

Capital Growth Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.50%
Distribution and service (12b-1) fees	None
Other expenses	0.41%
Total annual Portfolio operating expenses	0.91%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.50%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.41%
Total annual Portfolio operating expenses	1.16%

Capital Opportunities Portfolio

Class X:

ANNUAL PORTFOLIO OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	None
Other expenses	0.56%
Total annual Portfolio operating expenses	1.23%

Class Y:

ANNUAL PORTFOLIO OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.56%
Total annual Portfolio operating expenses	1.48%

Dividend Growth Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	None
Other expenses	0.18%
Total annual Portfolio operating expenses	0.72%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.18%
Total annual Portfolio operating expenses	0.97%

Equally-Weighted S&P 500 Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.12%
Distribution and service (12b-1) fees	None
Other expenses	0.25%
Total annual Portfolio operating expenses	0.37%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.12%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.25%
Total annual Portfolio operating expenses	0.62%

Flexible Income Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.32%
Distribution and service (12b-1) fees	None
Other expenses	0.61%
Total annual Portfolio operating expenses	0.93%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.32%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.61%
Total annual Portfolio operating expenses	1.18%

Focus Growth Portfolio

Class X:

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	None
Other expenses	0.23%
Total annual Portfolio operating expenses	0.77%

Class Y:

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.23%
Total annual Portfolio operating expenses	1.02%

Global Infrastructure Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.57%
Distribution and service (12b-1) fees	None
Other expenses	0.85%
Total annual Portfolio operating expenses	1.42%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.57%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.85%
Total annual Portfolio operating expenses	1.67%

Mid Cap Growth Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	None
Other expenses	0.42%
Total annual Portfolio operating expenses	0.84%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.42%
Total annual Portfolio operating expenses	1.09%

Money Market Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.11%
Total annual Portfolio operating expenses*	0.56%
Fee waiver and/or expense reimbursement*	0.20%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement*	0.36%

*

The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses to the extent that total expenses exceed total income on a daily basis. The fee waivers and/or expense reimbursements are expected to continue until such time as the Fund’s Board of Trustees acts to discontinue all or a portion of such waivers and/or expense reimbursements when it deems such action is appropriate.

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.45%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.11%
Total annual Portfolio operating expenses*	0.81%
Fee waiver and/or expense reimbursement*	0.44%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement*	0.37%

*

The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses to the extent that total expenses exceed total income on a daily basis. The fee waivers and/or expense reimbursements are expected to continue until such time as the Fund’s Board of Trustees acts to discontinue all or a portion of such waivers and/or expense reimbursements when it deems such action is appropriate.

If you would like to discuss this matter in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or (212) 404.4691 (fax).  Thank you.

Best regards,

/s/ Edward Meehan
Edward Meehan